1 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 200,700 RELX PLC ordinary shares at a price of 1259.0622p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 82,766,580 ordinary shares in treasury, and has 1,094,124,550 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 18,886,800 shares.

RELX NV announces that today, it purchased (through UBS Limited) 178,700 RELX NV ordinary shares at a price of €15.5338 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 74,071,694 ordinary shares in treasury, and has 975,041,805 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 16,958,300 shares.